Exhibit 99.1

Freeline Appoints Michael J. Parini as Chief Executive Officer and Reports Second Quarter 2021 Financial Results

On track for three programs in the clinic by year end; trial site initiation for FLT180a for Hemophilia B and FLT201 for Gaucher disease Type 1 expected by year end; program for FLT190 for Fabry disease progressing

Completed first dose cohort for FLT190 Phase 1/2 dose-finding trial and advancing to next dose level; data presented by year end

Updated durability data from FLT180a Phase 1/2 dose-finding trial presented by year end

Defined Company strategic priorities to accelerate value creation; near-term efficiencies extend cash runway into first quarter of 2023

LONDON, August 16, 2021 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”), a clinical-stage biotechnology company developing transformative AAV-mediated gene therapies for patients suffering from inherited systemic debilitating diseases, today announced that Michael J. Parini has succeeded Theresa Heggie as Chief Executive Officer (“CEO”). The Company also reported financial results for the second quarter of 2021 and provided updates on its lead program FLT180a for Hemophilia B, FLT190 for Fabry disease, FLT201 for Gaucher disease Type 1 and FLT210 for Hemophilia A.

“Today we are pleased to announce that Freeline’s Board of Directors has appointed Michael J. Parini as CEO and Executive Director of the Company, effective immediately,” said Dr. Chris Hollowood, Chairman of Freeline. “Michael has a long track record of building strong executive leadership teams and has had a significant positive impact on Freeline since he joined the Company from Vertex Pharmaceuticals. In a short period of time, he has mobilized program execution across our pipeline, increased focus on our core scientific and platform technology capabilities, and driven efficiencies across the organization that have extended our cash runway. In doing so, Michael has demonstrated his ability to unlock value at Freeline and deliver on the promise of its therapies and science to patients.”

Dr. Hollowood continued, “I wish to thank Theresa for leading the Company through the successful completion of its initial public offering last year and the extraordinary challenges of the COVID-19 pandemic. We wish her well in her future endeavors.”

“Freeline is at the forefront of gene therapy, leveraging a platform innovation engine that holds the potential to deliver functional cures to patients who suffer from debilitating diseases,” said Mr. Parini, CEO of Freeline. “I joined Freeline to deliver on the differentiated promise of our pipeline and technology, and am honored and excited to take the helm at this critical time for the Company.”

Mr. Parini continued, “I see three immediate strategic priorities as we turn the page on a new chapter for the Company. First and foremost is our commitment to advancing our pipeline with urgency for patients. Our recent execution in the clinic is a testament to this commitment, and we remain on track to deliver all expected data and developmental milestones across our four clinical and pre-clinical stage gene therapy programs before year end.

“Our second strategic priority is to drive increased focus, financial discipline and operational efficiency in our business. Based on a thorough review of our operations, we have identified initial savings to extend our cash runway by nearly two quarters into the first quarter of 2023, funding operations through multiple value-generating milestones. We will continue this work to optimize our business, operational and platform strategy.

“Finally, our third priority is to unlock the full value in our proprietary scientific and platform technology. We are refreshing our scientific strategy to leverage our unique combination of manufacturing quality, capsid potency and protein engineering capabilities, which we believe can drive lower and safer doses for high therapeutic effect, into the next wave of pipeline programs. We plan to focus our research and platform efforts where our differentiated capabilities allow us to address unmet needs and create transformative treatments for patients.”

Mr. Parini added, “We believe gene therapy holds tremendous promise. With our three strategic priorities in place, I look forward to building a world-class team and organization to realize the full potential of Freeline.”

Key Pipeline and Operational Updates

Hemophilia B

•	On track to report up to four-year durability data from the Company’s Phase 1/2 dose-finding trial of FLT180a for the treatment of Hemophilia B by year end.
•	Actively enrolling the ECLIPSE run-in study for the planned six-month Phase 1/2 dose-confirmation trial of FLT180a.
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On track to initiate clinical trial sites for the Phase 1/2 dose-confirmation trial by year end. The trial is designed to confirm the dose and immune management regimen for the planned Phase 3 pivotal trial of FLT180a. The Company is targeting full enrollment of the Phase 1/2 trial during the first half of 2022 and a six-month data readout by the end of 2022.

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Pursuing Accelerated Approval with the US Food & Drug Administration (“FDA”) using the surrogate endpoint of Factor IX (“FIX”) activity levels combined with demonstration of a positive correlation between 26-week FIX activity levels and 52-week Annualized Bleeding Rate (“ABR”), assuming robust data at 26 weeks. Targeting initiation of the planned Phase 3 pivotal trial targeted by mid-2023, with data readout and filing of a Biologics License Application (“BLA”) targeted by the end of 2024.

Fabry Disease

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The first patient in the first and lowest-dose cohort of the Phase 1/2 dose-finding trial assessing the safety and efficacy of FLT190 for the treatment of Fabry disease in adult patients continues to show sustained, elevated level of plasma GLA activity over nearly two years post-dosing.

•	The second patient was dosed in June, completing the first dose cohort. On track to dose additional patients at the next dose cohort level and report data by year end.

•	Presented data at the American Society of Gene and Cell Therapy (“ASGCT”) Annual Meeting in May 2021 demonstrating GLA uptake and metabolic cross-correction in Fabry disease relevant cell lines.

Gaucher Disease (Type 1)

•	On track to initiate the Phase 1/2 dose-finding trial of FLT201 for the treatment of Gaucher disease Type 1 by year end.
•	FDA Granted Orphan Drug Designation and the European Medicines Agency issued a positive opinion on Orphan Drug Designation for FLT201.

Hemophilia A

•	On track to complete preclinical IND/CTA enabling studies of FLT210 for the treatment of Hemophilia A by year end.

Platform Technology

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Presented four posters at the ASGCT Annual Meeting in May 2021 detailing advancements in the Company’s high-throughput rAAV manufacturing platform optimization and candidate selection, development scale-up of suspension cell-based AAV manufacturing and quantification assay strategy for AAV-based gene therapies, as well as assay development to measure transduction efficiency.

Corporate

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Announced leadership transformation with the appointment of Michael J. Parini as CEO. Mr. Parini assumed the role of CEO and Executive Director effective immediately, replacing former CEO Theresa Heggie. Since March of 2021, Mr. Parini served as the Company’s President and Chief Operating Officer (“COO”) and is an experienced public company biotechnology executive with previous leadership roles at both Vertex Pharmaceuticals, Inc. and Pfizer Inc.

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Announced that Alison Long, MD, PhD, SVP, Head of Clinical Development, will serve in the role of interim Chief Medical Officer (“CMO”) while an external search for a new CMO is conducted. Dr. Long has been instrumental in catalyzing the momentum in the Company’s clinical and pre-clinical programs. She is an established leader with 30 years of combined clinical and industry experience, including extensive gene therapy drug development experience previously leading clinical departments and programs at uniQure N.V. and, most recently, Spark Therapeutics, Inc., where she was Head of Clinical Research & Development.

Q2 2021 Financial Highlights

Cash Position: Cash and cash equivalents were $164.7 million as of June 30, 2021, as compared to $230.0 million as of December 31, 2020. Based on the Company’s revised operating plan, Freeline expects that its current level of cash and cash equivalents will enable the Company to fund its operating expenses into the first quarter of 2023.

R&D Expenses: Research and development (“R&D”) expenses for the six months ended June 30, 2021 were $48.1 million, as compared to $29.4 million for the same period in 2020. The increase of $18.7 million was driven by increased investment in activities related to the current and proposed clinical trials for FLT201 and FLT210 and overall research and development, which includes earlier pipeline programs and further development of the Freeline platform.

G&A Expenses: General and administrative (“G&A”) expenses for the six months ended June 30, 2021 were $24.6 million, as compared to $11.7 million for the same period in 2020. The increase of $12.9 million was driven primarily by an increase in personnel expenses, primarily due to an increase in headcount in corporate, legal, general and administrative functions to support the Company’s growth initiatives and public company requirements, as well as an increase in non-cash share-based compensation expense, primarily due to equity grants to employees related to the completion of the Series C financing and the IPO.

As of June 30, 2021, the Company had 35,802,840 ordinary shares outstanding.

About Michael J. Parini

Michael Parini joined Freeline in March of 2021 to serve as the Company’s President and Chief Operating Officer. Before coming to Freeline, Mr. Parini was the Executive Vice President and Chief Administrative, Legal and Business Development Officer at Vertex Pharmaceuticals, Inc. from March 2020 until February 2021, among other roles he held in his over five years with the company. Prior to Vertex, Michael Parini spent over a decade at Pfizer Inc. serving in multiple leadership roles within the company's global legal team, including Senior Vice President and Associate General Counsel.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (“AAV”) vector-mediated systemic gene therapies. The Company is dedicated to improving patient lives through innovative, one-time treatments that provide functional cures for inherited systemic debilitating diseases. Freeline uses its proprietary, rationally-designed AAV vector, along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing protein into the patient’s bloodstream. The Company’s integrated gene therapy platform includes in-house capabilities in research, clinical development, manufacturing and commercialization. The Company has clinical programs in Hemophilia B and Fabry disease, as well as preclinical programs in Gaucher disease Type 1 and Hemophilia A. Freeline is headquartered in the UK and has operations in Germany and the US.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include, among other topics, discussion of the Company’s strategies, anticipated operating and financial performance and financial condition, including its review of strategy and operations; the

Company’s expectations regarding its use of cash and cash runway; statements regarding the initiation, timing, progress and results of the Company’s preclinical studies and clinical trials, including the initiation and full enrollment of the Phase 1/2 dose confirmation trial for FLT180a and data readouts from that trial, progress with respect to the dose-escalation for the Phase 1/2 dose-finding clinical trial of FLT190 and data readouts from that trial, commencement of the Phase 1/2 dose-finding clinical trial of FLT201, and completion of pre-clinical IND/CTA-enabling studies of FLT210; and manufacturing, research, pipeline, and clinical trial plans, including anticipated clinical development milestones for the Company’s product candidates. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; the recent departures of a number of executive officers of the Company, and the Company’s ability to fill open positions, implement an orderly transition process and retain key talent; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline; the potential for a pandemic, epidemic or outbreak of infectious diseases in the US, UK or EU, including the COVID-19 pandemic, to disrupt and delay the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience which could result in delays in the development, regulatory approval or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. We cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Contact

David S. Arrington
Vice President Investor Relations & Corporate Communications
Freeline Therapeutics
david.arrington@freeline.life
+1 (646) 668 6947

Freeline Therapeutics Holdings plc

Unaudited Condensed Consolidated Statements of Operations Data

(in thousands of U.S. dollars, except per share data)

	For the Six Months Ended June 30,
	2021	2020
OPERATING EXPENSES:
Research and development	$ 48,132	$ 29,445
General and administrative	24,615	11,663
Total operating expenses	72,747	41,108
LOSS FROM OPERATIONS:	(72,747)	(41,108)
OTHER INCOME (EXPENSE) NET:
Other income (expense), net	(3,367)	862
Interest income, net	265	88
Benefit from R&D tax credit	1,050	6,894
Total other income (expense), net	(2,052)	7,844
Loss before income taxes	(74,799)	(33,264)
Income tax expense	(16)	-
Net loss	(74,815)	(33,264)
Net loss per share attributable to ordinary shareholders—basic and diluted	$ (2.10)	$ (3.51)
Weighted average ordinary shares outstanding—basic and diluted	35,668,423	9,472,577

Freeline Therapeutics Holdings plc

Unaudited Condensed Consolidated Balance Sheet Data

(in thousands of U.S. dollars, except per share data)

	June 30	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 164,682	$ 229,974
Account receivable	—	97
Prepaid expenses and other current assets	23,622	28,105
Total current assets	188,304	258,176
Property and equipment, net	10,050	8,608
Intangible assets, net	11	23
Other non-current assets	2,689	1,805
Total assets	$ 201,054	$ 268,612
LIABILITIES, PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$ 4,550	$ 8,093
Accrued expenses and other current liabilities	10,873	10,719
Total current liabilities	15,423	18,812
Total liabilities	15,423	18,812
Commitments and contingencies
SHAREHOLDERS’ EQUITY:
Deferred shares	137	155
Additional paid-in capital	462,104	456,293
Accumulated other comprehensive loss	14,195	9,342
Accumulated deficit	(290,805)	(215,990)
Total shareholders’ equity	185,631	249,800
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$ 201,054	$ 268,612